モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

04035324

June 29, 2004

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

RECEIVED
2004 JUN 30 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended.

The following document was originally prepared in Japanese, and pursuant to Rule 12g3-2(b)(4), we have enclosed an English translation thereof:

<u>Notice of Convocation of the 16th Ordinary General Meeting of Shareholders, dated June 11, 2004 (the "Notice")</u>. On June 11, 2004, the Notice was (1) distributed to shareholders of the Company and (2) made publicly available on the Company's web site. On the same day, the attached English translation of the Notice was also made available on the Company's website.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ENGLAND

tk-134160

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Jason Tomita

Enclosures

cc: Mr. Akatsu
D. Perkins
M. Uchida

June 11, 2004

Dear Shareholders:

Notice of Convocation of the 16th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 16th Ordinary General Meeting of Shareholders of Fujitsu Support and Service Inc. (the "Company"), which will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in either of the following ways:

- **Voting by mail**

Please review the attached Reference Materials, indicate your approval or disapproval of the agenda on the voting form enclosed, affix your seal and return the form to us.

- **Voting over the Internet**

From your personal computer, please access the online voting site (http://www.evote.jp/) by using the voting code and either the temporary password shown on the enclosed voting form or your registered password. After considering the Reference Materials enclosed herewith or listed on the Internet, cast your vote following the instructions shown on the screen. Please also refer to the section, "Procedures for Voting over the Internet", below.

Sincerely,

Tatsuhiko Ohtaki
President
Fujitsu Support and Service Inc.
26-1, Minami-Oi 6-chome
Shinagawa-ku, Tokyo, Japan

Description

1.	**Date**	10:00 a.m., Tuesday, June 29, 2004
2.	**Location**	Training Room, 23rd floor, Shin-Kawasaki Mitsui Building, West Tower, 890-12, Kashimada, Saiwai-ku, Kawasaki City, Kanagawa Prefecture, Japan
3.	**Agenda**	

Matters to Report Report on the Business Report, the Balance Sheet and the Statement of Income for the 16th Business Term (from April 1, 2003 to March 31, 2004)

Matters to Be Resolved

First Item: **Approval of the Proposed Appropriation of Retained Earnings of the 16th Business Term**

Second Item: **Approval of the Proposed Share Exchange Pursuant to the Share Exchange Agreement between Fujitsu Support and Service Inc. and Fujitsu Limited**

The proposals are set forth in the "Reference Materials for Voting" attached hereto.

Third Item: **Election of fifteen Members of the Board**

Fourth Item: **Election of four Corporate Auditors**

Fifth Item: **Approval of the Payment of Retirement Allowances to Retiring Members of the Board and Retiring Corporate Auditors**

(The Report on the Business Report, the Balance Sheet and the Statement of Income are attached as Exhibit A, and the proposals are contained below.)

---

*1 Shareholders will be required to present the enclosed voting form in order to enter the meeting on June 29, 2004.

*2 This English version of the Notice of Convocation and the reference materials attached hereto are based on the original Japanese versions. Note that the pagination of the English version differs slightly from the Japanese version. The English version of this Notice of Convocation and attachment have been prepared solely for the convenience of our shareholders, and we make no warranty as to the accuracy of the English version.

Reference Materials for Voting

1. Number of Voting Rights of All Shareholders: 570,128

2. Items of Business and Reference Materials

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 16th Business Term

The Company's basic policy on the disposition of profits is to make the stable redistribution of earnings a priority, while at the same time strengthening its competitiveness and operational base in preparation for the future expansion of its business. See the "Business Report" attached hereto as Exhibit A.

As for the dividend the year ended March 31, 2004, the Company proposes to pay an ordinary dividend of five (5) yen per share. Together with the interim dividend of five (5) yen paid on December 1, 2003, the total dividend for this term will be ten (10) yen per share.

Second Item of Business: Approval of the Proposed Share Exchange Pursuant to the Share Exchange Agreement between Fujitsu Support and Service Inc. and Fujitsu Limited

1. Reasons for the Exchange of Shares

Information technology has become commonplace in business activities as well as in society and daily life, and the convenience it provides is rapidly expanding in diverse fields. As the use of IT becomes increasingly more sophisticated, IT has become more and more crucial to customers' businesses. Accordingly, customers are increasingly looking for comprehensive solutions spanning the entire IT system lifecycle from partners who can demonstrate a deep understanding of their overall business and operating environment, and with whom they can establish long-term relationships based on trust.

In order to enhance full IT lifecycle support for its customers, the Fujitsu Group has been working to realign its business structure to one that is simple and straightforward from the customer's point of view. Through the following activities, the company intends to enhance the customer-centric nature of its organization:

(1) Creating a simple and straightforward organizational structure from the customer's point of view;
(2) Consolidating points of contact with the customer;
(3) Clarifying functions and responsibilities within the Fujitsu Group; and
(4) Unifying IT infrastructure and promoting information sharing across the Fujitsu Group.

The Company and Fujitsu Limited ("Fujitsu") have signed an agreement for an exchange of shares whereby the Company will become a wholly owned subsidiary of Fujitsu on October 1, 2004. Through this realignment, the Company and Fujitsu will enhance their systems support businesses and pursue further business expansion by leveraging operational services, for which strong growth is expected.

Through the consolidation and integration of both companies' resources on their systems support and operational services organizational structure, the Company and Fujitsu will strive to improve service quality and efficiency. In addition, through the integration and optimal alignment of resources within the group, and by further strengthening links between the group companies, the Company and Fujitsu aim to expand their high value-added businesses.

Through the proposed transaction, the Company intends to enhance its position in the systems support and operational service industry. The Company believes that the proposed transaction will be able to improve the quality of its services, as well as its responsiveness in meeting customers' IT needs, both of which are being impacted by rapid shifts in the businesses environment. Moreover, Company believes that the resulting synergies and increased corporate value for the entire Fujitsu Group will be in the best interests of its shareholders.

We respectfully request that our shareholders please approve the aims of this exchange of shares, and adopt this item as proposed.

2. Contents of the Share Exchange Agreement

The contents of the Share Exchange Agreement, executed on May 17, 2004 by the Company and Fujitsu, are as follows:

Share Exchange Agreement

Fujitsu Limited (hereinafter "Fujitsu") and Fujitsu Support and Service Inc. ("Fsas") have entered into a Share Exchange Agreement (hereinafter, the "Agreement") as follows.

Article 1. Share Exchange
Fujitsu and Fsas will exchange shares using the method set out in the Commercial Code such that Fujitsu will become the sole parent company of Fsas, and Fsas will become the wholly owned subsidiary of Fujitsu.

Article 2. Shares Issued upon Share Exchange
Fujitsu will, when exchanging shares, issue sixty-eight million fifty-four thousand four hundred (68,054,400) common shares and allot them to shareholders described in Fsas's final shareholders' register (which, as used herein, includes the beneficial shareholders' register) as of the day preceding the day of the share exchange at an exchange ratio of two point seven two (2.72) common shares of Fujitsu for each common share of Fsas possessed by the shareholders; provided, however, that no common share of Fujitsu shall be exchanged for the thirty-two million (32,000,000) common shares of Fsas possessed by Fujitsu.

Article 3. Starting Date Used for the Calculation of Dividends
The starting date used for the calculation of dividends on common shares of Fujitsu issued pursuant to the provisions of the preceding article shall be October 1, 2004.

Article 4. Increase of Share Capital and Capital Reserve
The share exchange will increase Fujitsu's share capital and capital reserve as follows:
(1) Share capital: no increase
(2) Capital reserve: the entire amount calculated by multiplying Fsas's net asset worth as of the date of the share exchange by the ratio of the number of shares to be transferred to

Fujitsu through the share exchange to the number of shares outstanding of Fsas, shall be incorporated into the capital reserve.

Article 5. Date of Share Exchange
Shares will be exchanged on October 1, 2004; provided, however, that the date may be changed after consultation between Fujitsu and Fsas as necessary in response to the progress of share exchange procedures.

Article 6. General Meeting for Approving Share Exchange Agreement
1. Fsas shall convene a general meeting of its shareholders on June 29, 2004 (hereinafter, the "General Meeting") to introduce a resolution calling for the approval of this Agreement and matters necessary for the share exchange; provided, however, that the date may be changed after consultation between Fujitsu and Fsas as necessary in response to the progress of share exchange procedures.
2. Fujitsu may exchange shares without obtaining approval for this Agreement at a general meeting of its shareholders, pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code.

Article 7. Management of Corporate Property, Etc.
Fujitsu and Fsas shall carry out operations and manage property with the care of a good manager from the conclusion of this Agreement through the day preceding the date of share exchange, and shall consult with each other in advance before conducting any activity that may significantly affect their property or rights and duties.

Article 8. Dividend
Fujitsu and Fsas shall each disburse a dividend to shareholders or registered pledgees described on Fsas's final list of shareholders as of March 31, 2004 in an amount up to the following respective amounts:

Fujitsu:	Three (3) yen per share; up to the total amount of six billion nine hundred ninety-eight thousand two hundred eighty yen (6,000,998,280 yen)
Fsas:	Five (5) yen per share; up to the total amount of two hundred eighty-five million ninety-seven thousand seven hundred ninety yen (285,097,790 yen)

Article 9. Interim Dividend
Fujitsu and Fsas shall, up to the following amount, disburse an interim dividend to shareholders or registered pledgees described on Fsas's final list of shareholders as of September 30, 2004; provided, however, that the ceilings may be changed according to consultation between Fujitsu and Fsas when the exercise of issued convertible bonds, bonds with subscription warrants, stock options, etc. cause an increase in the number of shares outstanding on or before the day on which the right to receive the interim dividend is established.

Fujitsu:	Three (3) yen per share, up to a total amount of six billion six million yen (6,006,000,000 yen); and
Fsas:	Five (5) yen per share, up to a total amount of two hundred eighty-five million one hundred thousand yen (285,100,000 yen).

Article 10. Term of Office of Officers, etc. Who Took Office before the Share Exchange
The term of office of any Fujitsu members of the board or corporate auditors who took office before the date of the share exchange shall be determined as if there had been no share exchange under this Agreement.

Article 11. Change of Conditions of the Share Exchange and Cancellation of This Agreement
In the event of any significant change in the asset or management situation of Fujitsu or Fsas during the period between the day of conclusion of this Agreement and the date of the share exchange, Fujitsu and Fsas may amend the details of this Agreement, including the conditions of the share exchange, or may cancel this Agreement after consultation.

Article 12. Effect of this Agreement
This Agreement shall no longer be effective in the event of failure to obtain the approval of Fsas's General Meeting as set forth in Article 6 hereof or the approval of the competent authorities as set forth in applicable laws and regulations.

Article 13. Consultation
Matters necessary for the share exchange other than those stipulated herein shall be determined through consultation in good faith between Fujitsu and Fsas.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed and sealed by Fujitsu and Fsas in duplicate, each party retaining one (1) original thereof, respectively.

May 17, 2004

Fujitsu:
Hiroaki Kurokawa,
President
Fujitsu Limited
4-1-1 Kamikodanaka, Nakahara-ku
Kawasaki City, Kanagawa Prefecture

Fsas:
Tatsuhiko Ohtaki,
President
Fujitsu Support and Service Inc.
6-26-1 Minami-Oi, Shinagawa-ku, Tokyo

3. Explanation of the share exchange ratio set out in Item 2 of Paragraph 1 of Article 354 of the Commercial Code

Grounds for Determining Share Exchange Ratio

Fujitsu Limited (hereinafter "Fujitsu") and Fujitsu Support and Service Inc. (hereinafter "Fsas") intend to exchange shares as set out in the Commercial Code (in the case of Fujitsu, the simplified share exchange set out in the Commercial Code), such that Fujitsu will become the sole parent of Fsas and Fsas will become the wholly owned subsidiary of Fujitsu, for the purpose of further developing and reinforcing the IT service business of the Fujitsu Group, and have determined the ratio at which shares of Fujitsu will be allotted to Fsas's shareholders (hereinafter, the "Share Exchange Ratio") as follows.

1. Request to Third-Party Institutions to Calculate the Share Exchange Ratio
Prior to the negotiations for the Share Exchange Ratio, Fujitsu and Fsas each requested that Nikko Citigroup Limited (hereinafter "Nikko Citigroup") and KPMG Corporate Finance K.K.

(hereinafter "KPMG"; KPMG and Nikko Citigroup are hereinafter collectively referred to as the "Financial Advisers"), respectively, calculate the proposed Share Exchange Ratio to be considered by individual parties as reference data.

2. Calculation of the Proposed Share Exchange Ratio by the Financial Advisers

Nikko Citigroup received information regarding Fujitsu and Fsas's business details, past financial condition, future profit plans, and other fundamental matters from both companies. Nikko Citigroup then calculated the range of the Share Exchange Ratio mainly by using the stock market value approach and discounted cash flow method based on this information and related publicly available information, taking into consideration the premium for transactions similar to this, and submitted the results to Fujitsu.

KPMG received information regarding Fsas and Fujitsu's business details, past financial condition, future profit plans, and other fundamental matters from both companies. KPMG then calculated the range of the Share Exchange Ratio using the stock market value approach and discounted cash flow method based on this information and related publicly available information, and submitted the results to Fsas.

3. Judgment of Fujitsu and Fsas

Taking into consideration the proposed Share Exchange Ratio calculated by each of the Financial Advisers, as well as the synergies resulting from the business integration, Fujitsu and Fsas have, after independently examining the Share Exchange Ratio and holding negotiations and discussions thereto, decided to adopt a Share Exchange Ratio of one (1) share of Fujitsu for two point seven two (2.72) shares of Fsas. Fujitsu and Fsas brought the matter before meetings of their respective Boards of Directors and reached a final agreement on the same on May 17, 2004.

4. Fujitsu and Fsas's Request to Third-Party Institutions for Evaluation of the Appropriateness of the Share Exchange Ratio

Fujitsu and Fsas each requested that Nikko Citigroup and KPMG, respectively, evaluate the appropriateness of the above Share Exchange Ratio in order to ensure its fairness and appropriateness, before finally determining to adopt the Share Exchange Ratio at meetings of their individual boards of directors.

5. Evaluation by the Financial Advisers of the Appropriateness of the Share Exchange Ratio

Nikko Citigroup made a comprehensive examination using the stock market value approach, discounted cash flow method, and the method of comparing premiums of similar M&A transactions based on information of business details, past financial condition, future profit plans, and other fundamental matters of both companies as submitted by Fujitsu and Fsas, as well as publicly available information. As a result, Nikko Citigroup determined that the Share Exchange Ratio of one (1) share of Fujitsu for two point seven two (2.72) shares of Fsas was appropriate from the viewpoint of Fujitsu's financial situation, and submitted a written opinion thereto to Fujitsu on May 14, 2004.

KPMG made a comprehensive examination using the stock market value approach and the discounted cash flow method based on information on the business details, financial history, future profit plans, and fundamental matters of both companies submitted by Fsas and Fujitsu, as well as publicly available information. As a result, KPMG determined that the Share Exchange Ratio at one (1) share of Fujitsu for two point seven two (2.72) shares of Fsas was

appropriate from the viewpoint of Fsas's financial condition, and submitted a written opinion thereto to Fsas on May 14, 2004.

6. Resolution of the Boards of Directors of Fujitsu and Fsas

As a result of discussions based on overall circumstances, including the details of the above written opinions, the Boards of Directors of both companies decided to adopt the Share Exchange Ratio of one (1) share of Fujitsu for two point seven two (2.72) shares of Fsas.

Report made by KPMG Corporate Finance K.K., dated May 14, 2004

To: Board of Directors of Fujitsu Support and Service Inc.
6-26-1 Minami-Oi, Shinagawa-ku, Tokyo

KPMG Corporate Finance K.K. ("KPMG") understands that Fujitsu Support and Service Inc. ("Fsas") and its largest shareholder, Fujitsu Limited ("Fujitsu") will enter into a share exchange agreement on May 17, 2004, with respect to a share exchange by both companies (the "Share Exchange") at the ratio of one (1) common share of Fsas for 2.72 common shares of Fujitsu, and which is scheduled for October 1, 2004. The Board of Directors of Fsas requested KPMG to provide its opinion (the "Opinion") about the appropriateness of the exchange ratio (the "Share Exchange Ratio") of the common shares of Fsas for the common shares of Fujitsu under the Share Exchange from the financial point of view of Fsas's shareholders.

Before providing the Opinion, KPMG analyzed the fair market value of the shareholder's equity per share of Fsas and Fujitsu based on an analysis and examination of the information listed below, calculated the range of the Share Exchange Ratio based thereon, and judged the appropriateness of the Share Exchange Ratio from a financial point of view for the general shareholders of Fsas (the "Evaluation and Analysis"). This Evaluation and Analysis is based on the fair market value of currently operating companies on the assumption that Fsas and Fujitsu will continue their businesses, and assumes that Fsas and Fujitsu will cause no change in the value of shareholders' equity through the disposal of important assets, such as the transfer of businesses, transfer of capital shares or dissolution of subsidiaries or affiliated companies. KPMG has not been asked to calculate or forecast the selling price of shares of Fsas and Fujitsu under stock transactions other than the Share Exchange, and does not intend to provide an opinion on this point. Further, KPMG has not analyzed the business synergies expected to arise after implementation of the Share Exchange in providing this Opinion.

KPMG has, in providing this Opinion, analyzed and examined the information, documents, and other data listed below:

- Fsas's financial results for the year ended March 2001 through the year ended March 2003, the interim report for the first half ended September 2003, and the digest of financial results for the year ended March 2004;
- Fujitsu's financial statements for the year ended March 2003, interim statement for the first half ended September 2003, and digest of financial results for the year ended March 2004;
- Consolidated and non-consolidated business plans, including the forecast of profit and loss for the year ending March 2005 through the year ending March 2007 which was submitted by Fsas's management (the "Financial Forecast");
- Information regarding details and market prices of Fsas's assets, such as investments in securities and real estate;
- Data about business details and financial condition submitted by both Fsas and Fujitsu;
- Price movement and past transactions of shares of Fsas and Fujitsu;
- Information about share price and the financial situation of companies similar to Fsas and Fujitsu; and
- Other investigation and analyses based on publicly available information, etc., that KPMG deemed appropriate.

This Opinion assumes that all information offered by the management of Fsas and Fujitsu is correct and complete. KPMG has relied on the explanations made by the management of Fsas and Fujitsu for the correctness and completeness of the information they have offered and which forms the basis of this Opinion. However, the existence of any serious error in the information provided, any fact that is not disclosed upon the preparation of this Opinion, or any matter arising after the date of preparation of this Opinion is likely to materially affect and change the result of the evaluation made by Fsas and Fujitsu upon which this Opinion is based. In addition, KPMG has not verified the correctness and completeness of information used for its analysis and has carried out no audit or verification procedures, such as an audit procedure based on generally accepted accounting principles. KPMG is not in a position to provide any audit opinion on any or all past or future financial information of Fsas and Fujitsu. Therefore, this Opinion is not evidence that the information provided to KPMG is correct and complete.

KPMG has carried out its evaluation and analysis by using both the stock market value approach and discounted cash flow method for Fsas, and the stock market value approach alone for Fujitsu, based on the assumption that the financial forecasts made by the management of Fsas is the most rational and explicable information available and is based on the best prediction and judgments that could be made at the time. KPMG has obtained Fsas's consent to implement its analysis by such methods based on such an assumption. It is not unusual for the expected situation and circumstances on which the financial forecast is based to fail to be realized and for the actual situation to differ from the forecast. Such a difference sometimes has a material effect on the evaluation and analysis. However, the Evaluation and Analysis that KPMG carried out prior to preparing this Opinion did not aim to verify the correctness or certainty of the financial forecast. KPMG is not in a position to provide any opinion on the appropriateness of the preconditions used to make the financial forecast and whether or not the forecast is based on generally accepted accounting principles. Further, KPMG has not independently appraised or evaluated the assets and liabilities of Fsas and Fujitsu, and this Opinion does not intend to represent any opinion about the assessed value of such assets and liabilities.

KPMG provides this Opinion as information and advice to be used by Fsas's board of directors in considering the Share Exchange, and this Opinion does not constitute a recommendation to directors or shareholders of Fsas to make any resolution or approval with respect to the Share Exchange.

Assuming the above, and considering other matters that KPMG judges to be appropriate, KPMG expresses its opinion that, for the Share Exchange, the Share Exchange Ratio is appropriate from a financial point of view for Fsas's shareholders. This is KPMG's opinion as of the date of this Opinion.

May 14, 2004

Yochi Kuze,
Representative Director
KPMG Corporate Finance K.K.

4. The respective Balance Sheets and Statements of Income as must be provided under Articles Commercial Code 354-1(3) and (5) of the Commercial Code by companies which conduct share exchange transactions.

① The Company's Balance Sheet and Statement of Income are described in the attached "Business Report".

② The Balance Sheet and Statement of Income of Fujitsu Limited are as follows:

Balance Sheet (Unconsolidated)

(As of March 31, 2004)

	Millions of yen
Assets	
Current assets:	
Cash and cash equivalents and short-term investments	¥ 163,686
Receivables, trade	482,886
Inventories	241,389
Other current assets	297,842
Total current assets	1,185,805
Investments and long-term loans	1,348,664
Property, plant and equipment less accumulated depreciation	390,963
Intangible assets	97,542
	¥3,022,975
Liabilities and shareholders' equity	
Current liabilities:	
Short-term borrowings and current portion of long-term debt	¥ 301,591
Payables, trade	706,998
Other current liabilities	178,695
Total current liabilities	1,187,285
Long-term liabilities:	
Long-term debt	832,116
Other long-term liabilities	68,969
Total long-term liabilities	901,086
Shareholders' equity:	
Common stock	324,624
Capital surplus and legal reserve	394,458
Retained earnings	67,858
Unrealized gains on securities, net of taxes	148,519
Treasury stock	(857)
Total shareholders' equity	934,603
	¥3,022,975

Statement of Income (Unconsolidated)

(Year ended March 31, 2004)

	Millions of yen
Net sales	¥2,788,526
Operating costs and expenses:	
Cost of goods sold	2,120,169
Selling, general and administrative expenses	635,395
	2,755,564
Operating income (loss)	32,962
Other income (expenses):	
Net interest	48,243
Amortization of unrecognized obligation for retirement benefits	(26,537)
Gain on sale of marketable securities	237,621
Gain on transfer of substitutional portion of employees'pention funds	81,358
Gain on sale of property, plant and equipment	13,649
Loss on devaluation of subsidiaries' and affiliates' stock	(206,742)
Restructuring charges	(66,376)
HDD litigation-related expenses	(10,220)
Casualty loss	(4,700)
Other, net	(19,172)
	47,123
Income (loss) before income taxes	80,085
Income taxes	
Current	(7,382)
Deferred	70,400
	63,017
Net income (loss)	¥ 17,067
Unappropriated retained earnings at the beginning of this year	10,043
Reversal of legal reserve	36,447
Unappropriated retained earnings (loss) at the end of this year	¥ 63,558

	Yen
Net income per share	¥ 8.49

Notes

Financial information in this report is based on the separate Japanese version prepared in accordance with generally accepted accounting principles in Japan. Some of the information in the Japanese version has been summarized here for clearer understanding and not all the information has necessarily been translated. This English version may not conform to U.S. or other non-Japanese accounting principles and has not been audited. If you wish to confirm the integrity of the information, please refer to the Japanese version as the certified document.

Third Item of Business: Election of Fifteen Members of the Board

Since the terms of offices of all Members of the Board will expire at the close of this Ordinary General Meeting of Shareholders, the election of fifteen Members of the Board to fill their vacancies is proposed. The candidates for appointment as Member of the Board are as follows:

Candidate Number	**Name (Date of Birth)**	**Professional Experience and Executive Positions with Other Companies**		**Number of Shares of the Company Held**
1	Taketoshi Ishii	April 1967	Joined Fujitsu Limited	3,300
	(August 20, 1944)	June 1998	Group Executive Vice President, Distribution & Information Systems Sales Group, Fujitsu Limited	
		June 1999	Group President, Distribution & Information Systems Sales Group, Fujitsu Limited	
		April 2000	Second in charge of Industries & Banking, Insurance & Securities Sales Group, Fujitsu Limited	
		June 2000	Member of the Board, Fujitsu Limited	
		April 2002	Advisor, Fujitsu Support and Service Inc.	
		June 2002	Executive Vice President, Fujitsu Support and Service Inc. (to present)	
2	Yoshiichi Ueno	April 1967	Joined Fujitsu FACOM Limited	4,400
	(May 31, 1944)	April 1971	Transferred to Fujitsu Limited	
		April 1997	Group President, Operational Administrative Group, Fujitsu Support and Service Inc.	
		June 1997	Member of the Board, Fujitsu Support and Service Inc.	
		June 2000	Senior Vice President, Fujitsu Support and Service Inc. (to present)	

3	Toshihiro Sunohara (December 17, 1945)	April 1969	Joined Fujitsu Limited	3,900
		April 1995	General Manager, Advertising Division, Fujitsu Limited	
		June 1999	Group President, Customer Satisfaction Group, and General Manager, Advertising Division, Fujitsu Limited	
		April 2000	General Manager, Advertising Division, Fujitsu Limited	
		June 2000	Senior Vice President, Fujitsu Support and Service Inc. (to present)	
4	Tatsuo Urakawa (January 21, 1946)	April 1969	Joined Fujitsu Limited	3,300
		April 1999	Group Executive Vice President, Software Support Group, Fujitsu Support and Service Inc.	
		June 2000	Member of the Board, Fujitsu Support and Service Inc. (to present)	
5	Tadao Kubodera (October 28, 1945)	Dec. 1969	Joined Fujitsu FACOM Limited	3,000
		April 1971	Transferred to Fujitsu Limited	
		April 1999	Group Senior Vice President, Farming, Forestry & Fishery Systems Sales Group, Fujitsu Limited	
		June 1999	Group President, Farming, Forestry & Fishery Systems Sales Group, Fujitsu Limited	
		April 2002	Advisor, Group President, Western-Japan Regional Group, Fujitsu Support and Service Inc.	
		June 2002	Member of the Board, Fujitsu Support and Service Inc. (to present)	

6	Kyoichi Kutsuna (July 30, 1945)	July 1969	Joined Fujitsu Limited	3,600
		Dec. 1996	General Manager, Business Development and Marketing Division, Marketing Group, Fujitsu Limited	
		June 1999	Group Senior Vice President, Marketing Group, Fujitsu Limited	
		April 2000	Group Senior Vice President, International Computer Business Group, Fujitsu Limited	
		April 2001	Advisor, Fujitsu Support and Service Inc.	
		June 2001	Group Senior Vice President, Project Business Group, Fujitsu Support and Service Inc.	
		Oct. 2001	Group Senior Vice President, Business Group, Fujitsu Support and Service Inc.	
		April 2002	Group President, Network Business Group, Group President, e-Japan Promotion Group, and General Manger, Fujitsu Support and Service Inc. (to present)	
		June 2002	Member of the Board, Fujitsu Support and Service Inc. (to present)	
7	Teruo Raku (June 2, 1947)	March 1967	Joined Fujitsu Limited	4,800
		Oct. 1997	General Manager, Operational Promotion Division, Central-Japan Regional Group, Fujitsu Support and Service Inc.	
		April 2000	General Manager, Central-Tokyo Branch, Fujitsu Support and Service Inc.	
		April 2001	Group Senior Vice President, Tokyo Regional Group, Fujitsu Support and Service Inc.	
		April 2002	Group President, Tokyo Regional Group, Fujitsu Support and Service Inc. (to present)	
		June 2002	Member of the Board, Fujitsu Support and Service Inc. (to present)	

8	Kazuyuki Nishikawa (August 6, 1949)	April 1973 Joined Fujitsu Limited June 1998 General Manager, Controller & Accounting Division, Fujitsu Support and Service Inc. April 2002 General Manager, Corporate Planning Office, and General Manager, Controller & Accounting Division, Fujitsu Support and Service Inc. (to present) June 2002 Member of the Board, Fujitsu Support and Service Inc. (to present)	2,300
9	Junji Maeyama (July 5, 1943)	April 1968 Joined Fujitsu Limited Dec.1994 Group Executive Vice President, Global Server Group, Fujitsu Limited June 1996 Member of the Board, Fujitsu Limited April 2000 Senior Vice President, Fujitsu Limited June 2002 Corporate Senior Vice President, Fujitsu Limited April 2003 Corporate Executive Vice President, Fujitsu Limited (to present) June 2003 Corporate Executive Vice President, Fujitsu Limited (to present) Other Positions: President, Fujitsu System Integration Laboratories LTD.	0
10	Kenzo Endo (March 22, 1947)	April 1965 Joined Fujitsu Limited April 1999 General Manager, Sales Division, Tokyo Regional Group, Fujitsu Support and Service Inc. April 2000 General Manager, Sales Division I, Tokyo Regional Group, Fujitsu Support and Service Inc. Oct. 2001 General Manager, Sales Division I, Business Group, Fujitsu Support and Service Inc. April 2002 Group Senior Vice President, Business Group, Fujitsu Support and Service Inc. (to present)	3,900

11	Kenji Ueno (April 29, 1947)	Feb. 1970 April 1999 Oct. 2000 April 2001 Nov. 2001	Joined Fujitsu Limited General Manager, Customer Services Support Division, Tokyo Regional Group, Fujitsu Support and Service Inc. General Manager, Outsourcing Business Division, Customer Relation Group, Fujitsu Support and Service Inc. Group Senior Vice President, Customer Relation Group, Fujitsu Support and Service Inc. Group Senior Vice President, Support Administration Group, Fujitsu Support and Service Inc. (to present)	2,100
12	Toshihide Horii (August 19, 1948)	Dec.1968 April 1998 April 2002 Oct. 2002	Joined Fujitsu Limited General Manager, Operational Promotion Division, Eastern-Japan Regional Group, Fujitsu Support and Service Inc General Manager, Kanetsu Branch, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. (to present) Group Senior Vice President, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. (to present)	1,800
13	Komei Saito (September 18, 1949)	Aug. 1973 April 1998 May 2000 Dec. 2001 Dec.2003	Joined Fujitsu Limited General Manager, Administration Department, Central-Japan Regional Sales Group, Fujitsu Limited General Manager, Business Management Division, System Support Group, Fujitsu Limited General Manager, Marketing & Business Support Division, System Support Group, Fujitsu Limited Group Senior Vice President, System Support Group, Fujitsu Limited. (to present)	0

14	Kiyotaka Oguri (October 11, 1949)	April 1973	Joined Fujitsu Limited	1,000
		June 1997	Vice General Manager, Corporate Affairs Division, Fujitsu Limited	
		June 1999	Member of the Board, Fujitsu Fudosan Limited	
		April 2000	General Manager, Corporate Affairs Division, Fujitsu Support and Service Inc. (to present)	
15	Kazuo Shimauchi (February 19, 1950)	April 1968	Joined Fujitsu Limited	1,400
		April 1999	General Manager, Customer Solution Services Department II, Northern-Tokyo Branch, Tokyo Regional Group, Fujitsu Support and Service Inc.	
		Oct. 1999	Vice General Manager, Western-Tokyo Branch, Fujitsu Support and Service Inc.	
		Oct. 2000	General Manager, Western-Tokyo Branch, Fujitsu Support and Service Inc.	
		Sep.2002	Group Senior Vice President, Tokyo Regional Group, Fujitsu Support and Service Inc. (to present)	

Fourth Item of Business: Election of Four Corporate Auditors

Because the terms of office of Corporate Auditors Masashi Shiraki, Kuniaki Suzuki and Kazuhiko Kato will expire, and Corporate Auditor Hideki Igarashi will resign, at the close of this Ordinary General Meeting of Shareholders, it has been proposed that four new Corporate Auditors be elected. The Board of Corporate Auditors has given its consent to this proposal.

The candidates for appointment as Corporate Auditors are as follows:

Candidate Number	Name (Date of Birth)	Professional Experience		Number of Shares of the Company Held
1	Kazuo Gejo (August 5, 1946)	April 1969	Joined The Bank of Kobe, Ltd. (now Sumitomo Mitsui Banking Corporation)	2,300
		Oct. 1998	Group Executive Vice President, Eastern-Japan Regional Group, Fujitsu Support and Service Inc.	
		June 1999	Member of the Board, Fujitsu Support and Service Inc. (to present)	
2	Akira Kato (October 30, 1943)	April 1968	Joined Fujitsu Limited	0
		June 1996	General Manager, Internal Audit Division, Fujitsu Limited	
		March 2001	Member of the Board, Japan Cablenet Limited	
		June 2002	Standing Corporate Auditor, Fujitsu Network Solutions Limited	
		June 2003	Standing Corporate Auditor, Fujitsu Devices Inc. (to present)	
3	Takashi Takaya (February 18, 1942)	April 1965	Joined Fujitsu Limited	0
		June 1993	Group President, Administration & Business Operation Group, Electronic Devices, Fujitsu Limited]	
		June 1995	Member of the Board, Fujitsu Limited	
		June 1999	Senior Vice President, Fujitsu Limited	
		April 2000	Executive Vice President, Fujitsu Limited	
		April 2001	Senior Executive Vice President, Member of the Board, Fujitsu Limited	
		April 2003	Member of the Board (Representative Director), Fujitsu Limited	
		June 2003	Standing Corporate Auditor, Fujitsu Limited (to present)	

4	Hideo Sekine (January 6, 1947)	Nov. 1969	Joined Fujitsu Limited	0
		Oct.1997	General Manager, Hardware Support Division, Field Support Group, Fujitsu Limited	
		June 1999	Group Senior Vice President, Field Support Group, Fujitsu Limited	
		July 2002	Group Executive Vice President, System Support Group, Fujitsu Limited	
		June 2003	Group President, System Support Group, Fujitsu Limited (to present)	

Note. Akira Kato and Takashi Takaya meet the requirements for outside corporate auditors in accordance with Article 18(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations".

Fifth Item of Business: **Payment of Retirement Allowances to Retiring Members of the Board and Retiring Corporate Auditors**

At the chose of the upcoming Ordinary General Meeting of Shareholders, Tatsuhiko Ohtaki, Yasuo Ohi, Tamotsu Hirai, Syohei Matsubara, Kazuo Gejo and Kenzo Matsumoto will be retiring from their positions as Members of the Board, and Masashi Shiraki and Hideki Igarashi will be retiring from their positions as Corporate Auditors. As a reward for their services during their terms of office, it is proposed to pay them retirement allowances in accordance with the regulations set by the Company.

Determination of the actual amounts, timing and method of payment of retirement allowances to the retiring Members of the Board will be entrusted to the Board of Directors, and the same determinations with regard to the retiring Corporate Auditors will be entrusted to the Corporate Auditors.

Brief histories of services of retiring Members of the Board whoare as follows:

Name	History of Service	
Tatsuhiko Ohtaki	June 2001	President, Fujitsu Support and Service Inc. (to present)
Yasuo Ohi	June 2001	Member of the Board, Fujitsu Support and Service Inc.
	April 2002	Senior Vice President, Fujitsu Support and Service Inc. (to present)
Tamotsu Hirai	June 2000	Member of the Board, Fujitsu Support and Service Inc.
	April 2002	Senior Vice President, Fujitsu Support and Service Inc. (to present)
Syohei Matsubara	June 1999	Member of the Board, Fujitsu Support and Service Inc. (to present)
Kazuo Gejo	June 1999	Member of the Board, Fujitsu Support and Service Inc. (to present)
Kenzo Matsumoto	June 2000	Member of the Board, Fujitsu Support and Service Inc. (to present)

Brief histories of services of retiring Corporate Auditors who are to receive the allowances are as follows:

Name	History of Service	
Masashi Shiraki	June 2002	Standing Corporate Auditor, Fujitsu Support and Service Inc. (to present)

Hideki Igarashi	June 2002	Standing Corporate Auditor, Fujitsu Support and Service Inc. (to present)

Procedures for Voting Over the Internet

Please keep the following considerations in mind when voting over the Internet.

Internet Voting

1. Voting over the Internet can only be done through our designated voting site:

   http://www.evote.jp/

   (If you are going to vote over the Internet, you will need to input the voting code and either the temporary password shown on the enclosed voting form or your registered password.)

   The voting site is not accessible through the mobile-phone Internet.

   The voting site may not be accessible by certain computers with restricted access to the Internet, such as through certain firewalls.

2. Votes made over the Internet will be accepted until 24:00 on Monday, June 28, 2004. However, please vote as early as possible.

   For questions by telephone, please contact the Help Desk of UFJ Trust Bank Limited, Transfer Agent Department, as Transfer Agent, at 0120-663-166 between 9:00 and 21:00, and for questions by e-mail, please contact daikohelp@ufjtrustbank.co.jp.

   Please note that this telephone number is not for questions relating to administrative matters regarding Fsas shares.

3. If you vote both by mail and over the Internet, the vote you cast over the Internet will be counted as your vote.

4. If you vote over the Internet more than once, your last vote will be counted as your vote.

EXHIBIT A

Business Report[1]

(For the year ended March 31, 2004)

1. Overview

(1) Overview of Business Results

Although difficult employment and economic conditions continued during the period, the Japanese economy showed signs of gradual recovery and corporate performance picked up, especially in the manufacturing industry.

In the information technology services industry, however, the rally in IT investment in the second half of the fiscal year was counterbalanced by increasingly fierce competition in all aspects of the market, including price and service.

In this environment, Fujitsu Support and Service Inc. (the "Company") worked to build stronger relationships of trust with customers by always asking ourselves what customers want and furthering our efforts to implement and improve management quality from a customer-driven perspective.

In our Information Technology Services business, we pushed ahead with our life cycle management (LCM) business, which provides customers with optimum solutions and services for the entire information system life cycle, from planning and design to installation, operation, and maintenance.

Our Operations Solution business, which operates, manages, and supports customers' computer systems, continued to show good results in this fiscal year. Our e-Japan[2] business services to government agencies, local authorities, and hospitals also began to show solid results. Meanwhile, private sector business expanded in some areas and contracted in others; for example, systems sales rose in conjunction with growing demand for automatic teller machine (ATM) systems capable of dealing with new banknotes, while contracts for large-scale system installation services decreased.

In our Technical Support Services business, we worked to further improve the quality of support and increase efficiency in order to fulfill our key obligation of ensuring the stable

[1] The English versions of the Business Report, Non-Consolidated Balance Sheet, Non-Consolidated Statement of Income, Non-Consolidated Proposal for the Appropriation of Retained Earnings, Report of Independent Auditors and Report of the Board of Corporate Auditors are based on their original Japanese versions. The pagination of the English versions differ slightly from the Japanese versions. These translations have been prepared solely for the convenience of our shareholders, and we make no warranty as to their accuracy.

[2] e-Japan Strategy: This refers to a national strategy established by the national government's Strategic Headquarters for the Promotion of an Advanced Information and Telecommunications Network Society in January 2001. It consists of several priority measures aimed at achieving the goal of Japan becoming the world's leading nation in information technology within five years: (a) formation of the world's most advanced information and telecommunications networks; (b) promotion of education, learning and human resources development; (c) facilitation of electronic commerce; (d) digitization of the administration and utilization of IT in other public areas; and (e) ensuring security and reliability over advanced information and telecommunications networks.

operation of customers' systems. However, sales fell due to factors such as the trend toward open systems and the consolidation of financial institutions.

As a result, the Company's performance for the period under review resulted in order volume of ¥232,092 million, up 7.6% from the previous fiscal year, and in net sales totaled ¥227,110 million, up 9.4% from the previous fiscal year. As for profit and loss, despite efforts to improve efficiency and reduce costs, fierce competition in the Information Technology Services business and lower profits in the Technical Support Services business resulted in operating income of ¥9,069 million, down 8.9% from the previous fiscal year and ordinary income of ¥7,764 million, down 8.9% from the previous fiscal year.

Extraordinary gain of ¥8,164 million was recorded due to factors such as the relinquishment of our obligation to maintain a certain entrusted portion of our employees' pension funds on behalf of the government. On the other hand, restructuring expenses aimed at strengthening our management structure led to an extraordinary loss of ¥4,908 million. As a result, net income for the fiscal year amounted to ¥6,400 million, up 47.0% from the previous fiscal year.

Information Technology Services

The Company worked to raise customer satisfaction levels by offering optimum solutions and services adapted to customers' needs through our life cycle management (LCM) business.

One of the Company's strengths is our e-Japan-related business, which is beginning to show solid results. We installed many Local Government Wide Area Networks (LGWAN[3]) for government agencies and local authorities and provided them with documentation management systems. We also made new efforts in the medical records field, one of the key areas targeted by the government's e-Japan Strategy II[4], by pushing ahead with medical-oriented LCM business such as system and network construction for electronic patient records, equipment sales, and systems operation.

In our private sector business, system sales grew as a result of factors such as demand for ATM systems capable of dealing with new banknotes. On the other hand, our system

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[3] Local Government Wide Area Network (LGWAN): This refers to a network for government agencies that connects to other local governments. Its purpose is to provide a means of information sharing among local governments, the national government and the people, through the creation of a communications network that connects together local government organizations' internal networks and enables high-speed distribution of information, and which also facilitates smooth communication among local governments and improved use of information through information sharing. The network had been scheduled to be connected to most local governments and to have most operations begin by the end of fiscal 2003; however, as of the end of fiscal 2003, significant work still remains to be completed.

[4] e-Japan Strategy II: In 2001, the Japanese Government's IT Strategy Headquarters announced the e-Japan Strategy, with the goal of making Japan the world's most advanced IT nation within five years. This was followed in July 2003 by the e-Japan Strategy II, aiming to keep Japan at the forefront of IT beyond 2006. The e-Japan II strategy focuses on utilizing IT infrastructure. Under the strategy, cutting-edge initiatives will be conducted in seven fields with direct impact on the general public: medical services, food, lifestyle, small and medium enterprise financing, knowledge, employment and labor, and public service.

installation service business shrank due to a reduction in the number of contracts for large-scale installations.

Regarding our Network Solutions business, which solves issues related to customer networks, we further expanded our range of products adapted to customer needs. During this fiscal year we added a wide area Ethernet[5] solution and IP phone[6] service to our popular WAN Power-Up Solution. We also introduced the Wireless LAN Power-Up Solution, with strengthened security to prevent data leakage, and the Barrier Power Up Solution II, with stronger capabilities for preventing unauthorized access that can lead to computer viruses, falsification or theft of data, and system breakdowns.

In our Operations Solutions business, which offers solutions to reduce the customer's burden in system operations, we further developed our Simplified Diagnostic Service, which analyzes the operations of computer systems and suggests system improvements. We also expanded our consulting business, which provides optimum systems solutions. Furthermore, we began selling Personal Computer Life Cycle Management Service (PcLM), an integrated outsourcing service for personal computers from planning and procurement to installation, operation, maintenance, and removal.

We supplied the town of Hikawa in Shimane Prefecture with library lending management system equipment that uses radio frequency identification tags[7] to increase the efficiency of library lending. In Toyama Prefecture, we provided JA Fukumitsu with a rice traceability system[8] that improves food safety by achieving greater transparency in rice production sources and distribution routes.

We also applied the technical capabilities of customer engineers developed through Technical Support Services to increase multivendor support services and independent maintenance operations.

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[5] Wide area Ethernet: The technology that makes it possible to use servers and PCs interspersed throughout in widespread locations as a single Local Area Network (LAN), or services using that technology.

[6] IP phone: Voice transmission services using IP Networks (Internet/Intranet). Some services use the Internet as part of their networks to offer phone charges far cheaper than those of fixed lines, while others construct their own IP networks for voice transmission and offer services matching existing fixed lines in terms of response speeds and sound quality.

[7] Radio frequency identification tags: Just several centimeters square, these small tags include a microchip and an antenna for wireless transmission. Using a wireless transmission device called a reader/writer, they can receive and transmit data. Since they enable recording of information to identify and track individual product items, they were developed as an alternative to bar codes for product identification and control in the distribution sector. However, there is interest in broader applications using these tags as a basic technology to advance the use of IT and automation throughout society.

[8] Traceability System: A system capable of tracing products through all stages of production, processing and distribution. Traceability first came about from the tracking of the movements and whereabouts of manufactured goods and as a method of ensuring the accuracy of measuring instruments. Foodstuff traceability systems apply these concepts to attach information regarding producers of agricultural and livestock products, production methods, processing, and distribution of each food product so that consumers can trace products back to their source.

As a result of these efforts, order volume totaled ¥194,686 million, up 12.4% from the previous fiscal year, and net sales totaled ¥186,690 million, up 13.8% from the previous fiscal year.

Technical Support Services

The Company considers its most important obligation to be ensuring the stable operation of its customers' computer systems. To fulfill this obligation, we provide support for the computer systems of financial institutions, government agencies, telecommunications carriers, and numerous other customers through our nationwide network of service bases, 24 hours a day, 365 days a year.

We reviewed our support structures during this fiscal year, establishing an advanced support structure for Internet Data Centers[9] and augmenting our support structure for social infrastructure systems. At the same time, we worked to improve customer satisfaction by providing full time customer engineers to offer total management of customer systems, with a view toward stable operation of open systems.

To respond to the trend toward open systems and increase efficiency, we further strengthened the software support capabilities of customer engineers and sought to develop advanced customer engineers (ACEs) who are capable of proposing integrated solutions, from planning and design to operation.

In spite of the above efforts, the effect of factors such as the trend toward open systems and the consolidation of financial institutions resulted in order volume of ¥37,406 million, down 11.8% from the previous fiscal year, and net sales of ¥40,419 million, down 7.1% from the previous fiscal year.

(2) Investment in Facilities

To develop our systems operations business, we upgraded our operations solutions facilities, and enhanced knowledge management and security.

To better nurture and train human resources, we enhanced e-Learning and other training and education facilities.

In addition, to make our business operations faster and more efficient, and to strengthen knowledge management, we strengthened the functions of our in-house information systems.

We implemented a voice over IP network[10], rearranged our offices, improved our office environment in order to reduce our facility costs.

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[9] Internet Data Centers: A comprehensive service providing computer systems, electricity, space for installation, air conditioning, security, management and other assistance required to run a service or business that uses the Internet. Also refers to a facility which provides these types of systems in a centralized location.

[10] VoIP (Voice over Internet Protocol): The fundamental transmission technology used to provide IP telephony and Internet telephone services. Enables the use of Internet networks for voice transmission, thereby raising line utilization rates and reducing transmission costs.

(3) Fund Raising

The Company has not engaged in significant fund raising activities during this term.

(4) Consolidated Financial Statements

The Company and its subsidiaries (the "Fsas Group") are strengthening their mutual connections and actively working to develop their businesses while meeting customer needs on a more personalized level.

Fsas Creative Inc., a temporary staffing agency for information technology services, augmented its capability to provide human resources for our operation services-related business and expanded its operations in the Tokyo metropolitan area. Fsas Network Solutions Inc. worked to strengthen its system engineer organization, reinforcing its complementary relationship with the Company's businesses.

Fsas Techno Inc. launched maintenance services for systems such as financial institutions' terminals in the Sendai, Chiba and Kita Kyushu regions, in order to stay close to its regional customers and better provide them with prompt and meticulous support.

To strengthen support operations in the Hokuriku region, we established Fsas Techno Hokuriku Inc. on October 1, 2003.

Totalizator Engineering Limited, a subsidiary of the Company that provides systems support for public sport stadiums and racetracks, proactively sought contracts to set up off-track betting outlets and other sports-related business.

At Fujitsu Fsas & Sun Limited, which provides job opportunities for disabled people, personal computer repair work increased while ATM repair work decreased.

As a result of these efforts, the Fsas Group's performance on a consolidated basis for the period under review resulted in order volumes of ¥245,811 million, up 8.1% from the previous fiscal year, net sales of ¥240,578 million, down 9.0% from the previous fiscal year, operating income of ¥10,302 million, down 10.7% from the previous fiscal year, ordinary income of ¥8,743 million, down 11.6% from the previous fiscal year, and net income came to ¥6,760 million, up 34.6% from the previous fiscal year.

(5) Future issues to be addressed

The information technology services industry operates in a fast-changing business environment characterized by rapid technological progress, a continuing trend toward open systems, and falling prices for products and services. Competition, including that for contracts, is fiercer than ever. In response to this challenging business environment, the Company will offer optimum customer-driven solutions and services, work to focus resources in high growth areas to boost profitability and growth, and create a strong management foundation capable of overcoming competition. To achieve these ends, we will be implementing the following measures.

Customer-Driven Management

To strengthen our business, we are working to improve management quality and promote customer-driven management. In doing so, we are building stronger relationships of

trust with customers by instilling in all employees a customer-driven attitude that encourages them to work from a customer standpoint.

Greater Profitability

We will enhance profitability to achieve sustainable growth in a difficult environment. To make the most effective use of the management resources available in each Fsas Group company, and to build an optimum management structure for high profitability, we will take proactive measures to clarify the role of each group company, boost synergy among Fsas Group members, and utilize human resources effectively. At the same time, we will work to achieve high-efficiency, high-speed, and low-cost management.

Focused Investments in Growth Areas

We will work to further increase our growth potential by directing investments toward promising growth businesses. We will focus management resources on Operations Solutions and take steps to augment our service menu, including the expansion of Operations Solutions Centers and other areas. We will also apply the technical capabilities of customer engineers developed in Technical Support Services to expand on-site services adapted to customer needs.

Development and Strengthening of Human Resources

To realize these efforts, we will augment our training programs to further increase the skills of customer engineers, system engineers, and sales staff. We will expand training programs by job and objective, such as strengthening the software support capabilities of customer engineers and having systems engineers and sales staff acquire the latest knowledge, and in addition to taking other measures to develop and strengthen human resources.

(6) Historical Non-Consolidated Business Results and Financial Condition

(Units: millions of yen (except EPS))

Classification	FY2000 13th Term	FY2001 14th Term	FY2002 15th Term	FY2003 16th Term
Net Sales	202,492	209,557	207,579	227.110
Operating Income	9,199	9,895	9,958	9,069
Ordinary Income	7,228	8,432	8,526	7,764
Net Income	3,786	4,295	4,353	6,400
Earnings per Share (EPS) (in yen)	65.27 (yen)	74.11 (yen)	75.12 (yen)	111.11 (yen)
Total Assets	107,187	108,380	112,323	124,264
Net Assets	40,808	44,446	47,865	53,623

(Note)

(1) In light of the 2-for-1 stock split effective May 19, 2000, the EPS for fiscal 2000 has been calculated as if the stock split were effected at the beginning of such Term.

(2) Earnings per share are computed based on the weighted average number of shares outstanding during the term.

For comparison, the figures for previous years have been adjusted accordingly.

(3) The indication of treasury stock has changed due to the revisions to the "Rules concerning the Balance Sheet, Statement of Income, Business Report and Supporting Schedules of Joint Stock Corporations" from fiscal 2001.

For comparison, the corresponding figure for fiscal 2000 has been adjusted accordingly.

(4) From fiscal 2002, earnings per share are computed in accordance with Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share," and Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings per Share".

For comparison, the earnings per share figures prior to fiscal 2001 have been adjusted accordingly.

(5) During fiscal 2003 we recognized an extraordinary gain of 8,164 million yen on the transfer of the substitutional portion of the employee's pension plan to the government, and recognized an extraordinary loss of 4,908 million yen on business restructuring costs.

2. Company Profile

(1) Major Businesses

Classification of Business	Business	Percentage of Sales
Information Technology Services	• Comprehensive services including planning, design, implementation, operation and support of information systems. • Outsourcing service pursuing the stability and efficiency of information	82.2%

	systems. • Sale of equipment and software for information systems	
Technical Support Services	Maintenance service for information systems provided to Fujitsu Limited on a commission basis.	17.8%

(2) Stock Status

(i) Total number of authorized shares: 95,000,000 shares

(ii) Total number of issued shares and capital:

Total number of issued shares: 57,020,000 shares
Capital: 9,401,750,000 yen

(iii) Number of shares constituting one investment unit ("*tangen*"):

100 shares

(iv) Number of shareholders: 27,602 shareholders (a decrease of 1,127 shareholders from the prior period)

(v) List of Major Shareholders:

Name of Shareholder	**Investment in the Company by Shareholders**	
	Number of shares	**Percentage of voting rights (%)**
Fujitsu Limited	32,000,000	56.13
Japan Trustee Services Bank, Ltd.	2,268,100	3.98
Trust & Custody Services Bank, Ltd.	1,447,500	2.54
The Master Trust Bank of Japan, Ltd.	1,325,900	2.33
Fsas Employee Stock Ownership Association	1,093,700	1.92
Japan Securities Finance Co., Ltd.	642,200	1.13
The Nomura Trust and Banking Co., Ltd	536,400	0.94
National Mutual Insurance Federation of Agricultural Cooperatives	294,600	0.52

Name of Shareholder	Investment in the Company by Shareholders	
	Number of shares	Percentage of voting rights (%)
Morgan Stanley & Co. Inc	275,600	0.48
OBIC Co., LTD.	248,700	0.44

(Note) The Company does not hold equity interests in any of the above-mentioned entities.

(3) Acquisition, Disposition and Holdings of Treasury Stock

(i) Acquisitions:

Common Stock: 234 shares
Aggregate Acquisition Price: 506,000 yen

(ii) Holdings at the end of this Term:

Common Stock: 442 shares

(Note) During the period under review, no treasury stock was disposed of or processed as lapsed.

(4) Employee Status

Number	Compared with previous year	Average age	Average years of employment
4,380	+58	37.1	16.4

(5) Consolidation Status

(i) Relationship with Parent Company

Name	Capital	Percentage of voting rights	Business
Fujitsu Limited	324,624 million yen	56.30%	Developing, manufacturing and marketing of information processing systems, communications systems and electronic devices, and offering a wide variety of services and solutions based on its products, technology and know-how in these areas.

(Note) Of Fujitsu Limited's holdings of 56.30% of the voting rights of Fujitsu Support and Services Inc., 56.13% is held directly and 0.17% indirectly.

We purchase information system products from our parent company and keep them in our inventory. In addition to providing maintenance services for information systems and

accepting construction commissions, we provide a range of other services related to information systems.

(ii) Status of Subsidiaries

Name	Capital	Percentage of voting rights	Business
Totalizator Engineering Limited	400 million yen	100%	Design, installation work, and technical support services for systems for public sports stadiums.
Fsas Creative Inc.	100 million yen	100%	Providing human resources relating to information technology services.
Fsas Network Solutions Inc.	100 million yen	100%	Software development.
Fsas Techno Tokai Inc.	50 million yen	100%	Providing installation work and technical support services for information systems.
Fsas Techno Kansai Inc.	50 million yen	100%	Providing installation work and technical support services for information systems.
Fsas Techno Hokuriku Inc.	50 million yen	100%	Technical support services for information systems.
Fujitsu Fsas & Sun Limited	20 million yen	75%	Repair of information processing equipment.
Fsas Techno Inc.	10 million yen	100% (100%)	Technical support services for systems for public sports stadiums and for information systems.
Telsy Corporation	10 million yen	100% (100%)	Software development for system for public sports stadiums.

(Note) 1. The above figures in parentheses show the Company's indirect ownership ratio.
2. The Company established Fsas Techno Hokuriku Inc. on October 1, 2003.

(6) Major Creditors

There are no applicable creditors.

(7) Major Offices

Headquarters	26-1, Minami-Oi 6-chome, Shinagawa-ku, Tokyo
Business Group	16-12, Ginza 7-chome, Chuo-ku, Tokyo
Tokyo Regional Group	16-12, Ginza 7-chome, Chuo-ku, Tokyo
Eastern-Japan Regional Group	2-1-1, Minato-Mirai 2-chome, Nishi-ku, Yokohama City
Central-Japan Regional Group	10-1, Nishiki 1-chome, Naka-ku, Nagoya City

Kansai Regional Group	8-30, Tenmabashi 1-chome, Kita-ku, Osaka City
Western-Japan Regional Group	10-35, Hakataeki-Higashi 2-chome, Hakata-ku, Fukuoka City

Tokyo Regional Group	
Central-Tokyo Branch	Chuo-ku, Tokyo
Western-Tokyo Branch	Shinjuku-ku, Tokyo
Tokyo-Tama Branch	Tachikawa City
Shizuoka Branch	Shizuoka City
Eastern Japan Regional Group	
Hokkaido Branch	Sapporo City
Tohoku Branch	Sendai City
Kanetsu Branch	Saitama City
Chiba Branch	Chiba City
Kanagawa Branch	Yokohama City
Nagano Branch	Nagano City

Central Japan Regional Group	
Tokai Branch	Nagoya City
Hokuriku Branch	Toyama City
Kansai Regional Group	
Kyoto Branch	Kyoto City
Kobe Branch	Kobe City
Western Japan Regional Group	
Chugoku Branch	Hiroshima City
Shikoku Branch	Takamatsu City
Kyushu Branch	Fukuoka City

Fsas Support Center	Minato-ku, Tokyo
Operations Solutions Center	Minato-ku, Tokyo Osaka City
Technical Center	Kawasaki City
Customization Center	Saitama City Kawasaki City Nagoya City Toyonaka City
Training Center	Minato-ku, Tokyo Yokohama City Osaka City

In addition to the offices mentioned above, the Company has other offices and service centers at various locations and regions in Japan.

(8) Members of the Board and Corporate Auditors at the end of this Term

Title	Name	Responsibility or Occupation
President	Tatsuhiko Ohtaki	
Executive Vice President	Taketoshi Ishii	In charge of Business
Senior Vice President	Yoshiichi Ueno	In charge of Technical Support Service Business, Group President, Support Administration Group.
Senior Vice President	Toshihiro Sunohara	In charge of Administration and Education, General Manager, Customer-Centric Management Promotion Office
Senior Vice President	Yasuo Ohi	Group President, Business Group
Senior Vice President	Tamotsu Hirai	Group President, Marketing Group
Member of the Board	Shohei Matsubara	Group President, Kansai Regional Group
Member of the Board	Kazuo Gejo	Group President, Central-Japan Regional Group
Member of the Board	Tatsuo Urakawa	Group President, Customer Relation Group
Member of the Board	Kenzo Matsumoto	Group President, Eastern-Japan Regional Group
Member of the Board	Tadao Kubodera	Group President, Western-Japan Regional Group
Member of the Board	Kyoichi Kutsuna	Group President, Network Business Group, Group President, e-Japan Promotion Group
Member of the Board	Teruo Raku	Group President, Tokyo Regional Group
Member of the Board	Kazuyuki Nishikawa	In charge of Controller and Accounting and Internal Systems, General Manager, Corporate Planning Office

Title	Name	Responsibility or Occupation
Standing Corporate Auditor	Masashi Shiraki	
Standing Corporate Auditor	Hideki Igarashi	
Corporate Auditor	Kuniaki Suzuki	Director, Corporate Executive Vice President, Group President, Sales Group, Fujitsu Limited
Corporate Auditor	Kazuhiko Kato	Corporate Vice President, General Manager, Corporate Planning Office, Fujitsu Limited

(Note) Corporate Auditors Kuniaki Suzuki and Kazuhiko Kato are outside corporate auditors in accordance with Article 18(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations".

Change in Members of the Board and Corporate Auditors during the Year Ended March 31, 2004.

(1) **Assumption**

At the 15th Ordinary General Meeting of Shareholders held on June 27, 2003, Kuniaki Suzuki was elected to and assumed the position of Corporate Auditor.

(2) **Resignation**

On June 27, 2003, Chairman and CEO, Akira Kuwahara, and Corporate Auditor, Yoshihisa Nagano, resigned from their respective offices.

(8) Significant Events Occurring After March 31, 2004

On May 17, 2004, the Company signed an agreement for an exchange of shares whereby the Company will become a wholly owned subsidiary of Fujitsu Limited.

Fujitsu Limited will issue 2.72 shares of its common stock in exchange for each share of Fsas common stock that it does not own. The share exchange will take place on October 1, 2004.

The above report is based on the following assumptions:

(1) Fractions of monetary units (i.e., millions of yen, thousands of yen) are rounded down.

(2) Unless otherwise noted, the Company profile refers to the condition of the Company as of March 31, 2004.

Non-Consolidated Balance Sheet

(As of March 31, 2004)

(Units: millions of yen)

ASSETS		LIABILITIES	
Current assets:	111,635	**Current liabilities:**	69,388
Cash	2,425	Accounts payable - trade	56,509
Time deposits	32,378	Accounts payable - other	2,613
Notes receivable	699	Accrued expenses	4,566
Accounts receivable	62,100	Accrued income tax	1,365
Materials	39	Accrued consumption tax	1,116
Work in progress	9,608	Deferred revenue	999
Maintenance parts	255	Deposit received	2,215
Supplies	59	**Long-term liabilities:**	1,253
Advanced payments	35	Reserve for directors' retirement benefits	165
Pre-paid expenses	346	Deferred tax liabilities	823
Non-trade receivables	1,402	Others	265
Deferred tax assets	2,345		
Others	28		
Allowance for doubtful accounts	(90)		
Long-term assets:	12,629		
Tangible fixed assets	2,951	Total liabilities	70,641
Buildings and structures	754	**SHAREHOLDERS' EQUITY**	
Machinery and equipment	1	**Capital**	9,401
Tools and fixtures	810	**Additional paid-in capital**	11,344
Land	1,359	Capital reserve	11,344
Construction in progress	24		
Intangible assets	2,534	**Retained earnings**	32,876
Software	2,332	Profit reserve	500
Others	202	Voluntary reserves	25,215
Investments and other long term assets	7,143	Provision for special depreciation	26
Investment securities	432	General reserve	25,189
Investments in stocks of subsidiaries	939	Unappropriated retained earnings	7,160
Loans to employees	48		
Bankruptcy/reorganization credits	58	**Unrealized gain on investment securities, net of tax**	1
Lease deposits	3,181		
Prepaid pension and severance expense	2,006		
Others	589	**Treasury stock**	(1)
Allowance for doubtful accounts	(113)		
		Total shareholders' equity	53,623
Total assets	124,264	Total liabilities and shareholders' equity	124,264

Notes.

1. Fractions of monetary units are rounded down.

2. Receivables from and payables to parent and subsidiary companies are as follows:

   Short-term receivables: 20,787 million yen
   Long-term receivables: 74 million yen
   Short-term payables: 33,400 million yen
   Long-term payables: 98 million yen

3. Accumulated depreciation of tangible fixed assets: 2,328 million yen

4. In addition to the long-term assets calculated on the balance sheet, computers, peripherals and other office machinery are being used under lease agreements.

5. Net assets increased by 1 million yen under an evaluation of the fair value of assets as specified by Article 124-3 of the Commercial Code Enforcement Regulation.

Non-Consolidated Statement of Income

For the year ended March 31, 2004

(Units: millions of yen)

Net sales		227,110
Cost of sales		185,277
Gross profit		41,832
Sales and general administration expenses		32,763
Operating income		9,069
Non-operating income		
Interest income	23	
Dividend income	252	
Clerical fees received	38	
Miscellaneous income	34	349
Non-operating expenses		
Amortization of unrecognized reserve for employees' retirement benefits	1,550	
Miscellaneous expenses	105	1,655
Ordinary Income		7,764
Extraordinary gains		
Gain on transfer of the government portion of employee's pension plan	8,131	
Gain on sales of investment securities	33	8,164
Extraordinary losses		
Restructuring costs	4,165	
Others	742	4,908
Pre-tax profit		11,020
Corporation tax, inhabitants tax and enterprise tax	2,775	
Adjustment amount of corporation tax, etc.	1,845	4,620
Net income		6,400
Profits carried over		1,045
Mid-year dividend		285
Unappropriated retained earnings		7,160

Note:

1. Fractions of monetary units are rounded down.

2. Trade with parent and subsidiary companies

Operating transactions:

Net sales	71,415 million yen
Purchases	86,378 million yen

Non-operating transactions:

Interest and dividend income	250 million yen
Asset purchases	461 million yen
Manpower supply and others	2,098 million yen

3. Contents of other extraordinary losses:

Devaluation loss on investment securities	359 million yen
Extra-payments regarding a change in computing social insurance premium	383 million yen

4. Earnings per share: 111.11 yen

Additional Information:

In response to the enactment of the Contributed Benefit Pension Plan Law in Japan, the Fujitsu Group Employee's Pension Plan had applied for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Plan administered on behalf of the Japanese government. The Minister of Health, Labour and Welfare approved the exemption on March 23, 2004.

As a participant in the Fujitsu's Group Employee's Pension Plan, Fsas recognized an extinguishment of the substitutional portion of projected benefit obligations and plan assets on the approval date in accordance with a provisional measure as prescribed in paragraph 47-2 of "Practical Guidelines of Accounting for Retirement Benefits - Interim Report" (Accounting Committee Report No. 13 issued by the Japanese Institute of Certified Public Accountants).

As a result, the Company recognized an extraordinary gain of 8,131 million yen

Significant Accounting Policies

1. *Basis of Valuation and Methods for Accounting for Investment Securities*

(1) Stock of subsidiaries and affiliated companies:	Prime cost determined by the moving average method.
(2) Other securities:	
i. Securities with market value:	Market method based on market value, etc. on the settlement date (unrealized valuation differentials are processed by the direct capitalization method and cost for sales is calculated by the moving average method).
ii. Securities without market value:	Prime cost determined by the moving average method.

2. *Basis of Valuation and Methods for Accounting for Inventory*

i. Materials and maintenance parts:	Prime cost determined by the moving average method.
ii. Work in progress:	Prime cost determined by the specific identification method.

3. *Depreciation and amortization of long-term assets*

i. Tangible fixed assets:	Declining balance method.
ii. Intangible assets:	
a. Software for market sale:	Depreciation method based on expected quantity of sales over expected useful life (3 years).
b. Software for internal use:	Straight-line method based on expected useful life (5 years).
c. Other intangible assets:	Straight-line method.

4. *Allowance for doubtful accounts*

In order to provide for losses derived from current bad debts at the end of the term, probable uncollectible debt is booked based on the historical percentage occurrence of bad debt, while giving due consideration for each specific credit.

5. *Accrued or prepaid pension and severance costs*

To provide for employees' pension and retirement benefits, we recognize prepaid or accrued pension and severance costs by adequate amounts computed based on projected benefit obligations and plan assets at the end of the fiscal year.

At the end of this fiscal year, we recognized prepaid pension and severance costs in the account "Prepaid

pension and severance costs" in investment and other long-term assets.

- The difference resulting from changes in accounting policy will be amortized over a ten-year period.
- Obligations associated with prior services will be amortized over a ten-year period using the straight line method.
- Actuarial differences will be amortized using the straight line method (over the average remaining service period of employees) commencing from the next term.

6. *Reserve for directors' retirement benefits*

In order to provide for retirement of Directors and Corporate Auditors, liability for their retirement and severance benefits is recognized at the amounts determined by internal corporate policy which would be required to be paid if all Directors and Corporate Auditors terminated their services at the balance sheet date. This is a reserve stipulated by Article 43 of the Commercial Code Enforcement Regulations.

7. *Accounting treatment of leases:*

Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rental expenses are charged to income as incurred.

8. *Accounting Treatment of Consumption Tax:*

Calculated on a tax-excluded basis.

9. From this fiscal year, we have prepared the financial statements and the accompanying notes based on the ordinance amending the Commercial Code Enforcement Regulation.

Under the article 197-1 of such regulation, we employed the terminology and format applied to balance sheets and statements of income in accordance with Terminology, Forms and Method of Preparation of Financial Statements. (Article 59 of Ministerial Decree of Finance, 1963).

Non-Consolidated Proposal for the Appropriation of Retained Earnings

(Units: yen)

Description	Amount
Unappropriated retained earnings	7,160,999,232
Liquidation of special depreciation reserve	5,758,831
Total	7,166,758,063
To be appropriated as follows:	
Dividends (5 yen per share)	285,097,790
Bonuses to board members (including bonuses to corporate auditors, indicated in italics)	65,000,000 *10,000,000*
General reserve	5,800,000,000
Earnings to be carried forward	1,016,660,273

Note: An interim dividend of 285,098,185 yen (5 yen per share) was paid on December 1, 2003.

Report of Independent Auditors

May 18, 2004

The Board of Directors
Fujitsu Support and Service Inc.

Shin Nihon & Co.

Yoji Suzuki (seal)
Representative and Engagement Partner
Certified Public Accountant

Noriyuki Tsunoda (seal)
Engagement Partner
Certified Public Accountant

Hideaki Karaki (seal)
Engagement Partner
Certified Public Accountant

In accordance with Article 2(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations", we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary financial schedules of Fujitsu Support and Service Inc. (the "Company") applicable to the 16th fiscal year from April 1, 2003 to March 31, 2004. The accounting matters which we have audited in the business report and the supplementary financial schedules were derived from the accounting books and records of the Company. These financial statements and the supplementary financial schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary financial schedules based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary financial schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary financial schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

i. the non-consolidated balance sheet and the non-consolidated statement of income present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation;

ii. the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation;

iii. the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation; and

iv. there is nothing to point out as to the accounting matters stated in the supplementary financial schedules in accordance with the provisions of the Commercial Code of Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law of Japan.

Note: The Report of Independent Certified Public Accountants and the Report of the Board of Corporate Auditors included herein are English translations of the reports originally prepared in Japanese, and the audits and reports by the Independent Certified Public Accountants and Board of Corporate Auditors have been made with respect to financial statements and books and records of the Company as prepared in Japanese.

Audit Report by the Board of Corporate Auditors

Report of the Board of Corporate Auditors

The Board of Corporate Auditors have prepared, through mutual consultations, this Auditors' Report after hearing from each Corporate Auditor of the Company about the Directors' performance of their duties during the 16th fiscal year from April 1, 2003 to March 31, 2004. The following is our report:

1. Outline of Auditing Method Adopted by Corporate Auditors

Pursuant to the auditing procedures and shared responsibilities, etc. regulated by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports on business from Directors, reviewed important settlement documents, examined the status of the business and property at the Company's headquarters and major business offices, received reports and explanations from the independent auditors, Shin Nihon & Co., and examined financial statements and the supplementary financial schedules. Each Corporate Auditor asked for reports on the business from subsidiaries of the Company, and examined the status of the business and property at important subsidiaries' offices if necessary.

With respect to competitive transactions by Directors, any transactions with a conflict of interest between Directors and the Company, any offering of profit made by the Company free of charge, unusual transactions between the Company and its subsidiaries or between shareholders and the Company, each Corporate Auditor followed the above auditing method, asked Directors for reports thereon and examined circumstances of the said transaction in detail if necessary.

2. Audit Results

i. In our opinion, the auditing method adopted by and the results reported by Shin Nihon & Co., independent auditors, are appropriate.

ii. In our opinion, the business report shows the Company's status correctly, in accordance with the applicable regulations and the Company's Articles of Incorporation.

iii. In our opinion, there is nothing in the proposal for appropriation of retained earnings that we should point out here as inappropriate, giving due consideration to the Company's assets and other circumstances.

iv. In our opinion, the supplementary financial schedules correctly show matters which should be described and there is nothing that we should point out here as inappropriate.

v. In our opinion, there is no material fact which constitutes an unlawful act or violates an ordinance or the Company's Articles of Incorporation in relation to performance of duty by Directors, including their performance of duties related to subsidiaries of the Company.

No violation of obligation by Directors in relation to competitive transactions of Directors, any transactions with a conflict of interest between Directors and the Company, any offering of profit made by the Company free of charge, unusual transactions between the Company and its subsidiaries or between the Company and shareholders, as well as acquisitions and disposals of treasury stock were found.

May 20, 2004

The Board of Corporate Auditors
Fujitsu Support and Service Inc.

Masashi Shiraki (seal), Standing Corporate Auditor
Hideki Igarashi (seal), Standing Corporate Auditor
Kuniaki Suzuki (seal), Corporate Auditor
Kazuhiko Kato (seal), Corporate Auditor

(Note)
Corporate Auditors Kuniaki Suzuki and Kazuhiko Kato are outside corporate auditors in accordance with Article 18 (1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations".

End of Report